Exhibit 99.7

FORM OF EXCHANGE AGENT AGREEMENT

This Exchange Agent Agreement (this “Agreement”) is entered into as of this [—]th day of [—], 2010 by and between Alestra, S. de R.L. de C.V., a limited liability company with variable capital (sociedad de responsabilidad limitada de capital variable) organized under the laws of Mexico (the “Company”), and The Bank of New York Mellon, a New York banking corporation.

WHEREAS, the Company is offering to exchange all $200,000,000 aggregate principal amount outstanding of its unregistered 11.750% Senior Notes due 2014 (CUSIP Numbers P01548AC3 and 01446P AH7) (the “Old Notes”) for its registered 11.750% Senior Notes due 2014 (CUSIP Number 01446P AJ3) (the “New Notes”) upon the terms and subject to the conditions set forth in the Prospectus dated [—], 2010 (the “Prospectus”), and the related Tender Documents (as defined below), which together, as they may be supplemented or amended from time to time, constitute the “Exchange Offer.” All capitalized terms not defined herein shall have the meaning ascribed to such term in the Exchange Offer.

WHEREAS, the Company hereby appoints The Bank of New York Mellon to act as the exchange agent (the “Exchange Agent”) in connection with the Exchange Offer. References hereinafter to “you” shall refer to The Bank of New York Mellon, as Exchange Agent.

The Exchange Offer is expected to be commenced by the Company on [—], 2010. The Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Registered Holders, the Letter to Depository Trust Company Participants, the Letter to Clients and the Instructions to Registered Holder from Beneficial Owner (collectively, the “Tender Documents”) accompanying the Prospectus (or in the case of book-entry securities, the Automated Tender Offer Program (“ATOP”) of the Book-Entry Transfer Facility (as defined below)) is to be used by the holders of the Old Notes to accept the Exchange Offer and contains instructions with respect to the delivery of certificates for Old Notes tendered in connection therewith.

The Exchange Offer shall expire at 5:00 p.m., New York City time, on [—], 2010 or on such subsequent date or time to which the Company may extend the Exchange Offer (the “Expiration Date”). Subject to the terms and conditions of the Exchange Offer set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (promptly confirmed in writing) or written notice to you before 9:00 a.m., New York City time, on the business day following the previously scheduled Expiration Date.

The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not therefore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified in the Prospectus under the caption “The Exchange Offer — Conditions to the Exchange Offer.” The Company will give oral (promptly confirmed in writing) or written notice of any amendment, termination or non-acceptance to you as promptly as practicable.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

1.	You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned “The Exchange Offer” or as specifically set forth herein; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

2.	You will establish a book-entry account with respect to the Old Notes at The Depository Trust Company (“DTC”), for purposes of the Exchange Offer within two business days after the date of the Prospectus. Any financial institution that is a participant in the DTC system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the account maintained by you, pursuant to this section, in accordance with DTC’s procedures for such transfer, and you may affect a withdrawal of Old Notes through such account by book-entry movement as requested by the participant. The account shall be maintained until all Old Notes tendered pursuant to the Exchange Offer shall have been either accepted or returned.

3.	You are to examine each of the Letters of Transmittal and certificates for Old Notes (or confirmation of book-entry transfer into your account at DTC) and any other documents delivered or mailed to you by or for holders of the Old Notes to ascertain whether: (a) the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with instructions set forth therein; and (b) the Old Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or any of the certificates for Old Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will use your best efforts to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be reasonably necessary or advisable to cause such irregularity to be corrected.

4.	With the approval of the Chief Executive Officer, the Chief Operating and Systems Officer, the Chief Financial and Administrative Officer, the Chief Public Affairs and Legal Officer, the Treasurer or the Controller of the Company (such approval, if given orally, to be promptly confirmed in writing), or any other party designated in writing by any such officer of the Company, you are authorized to waive any irregularities in connection with any tender of Old Notes pursuant to the Exchange Offer.

5.	Tenders of Old Notes may be made only as set forth in the section of the Prospectus captioned “The Exchange Offer — Procedures for Tendering” and Old Notes shall be considered properly tendered or delivered to you only when tendered in accordance with the procedures set forth therein.

6.	Notwithstanding the above provisions of Section 5 of this Agreement, Old Notes that the Chief Executive Officer, the Chief Operating and Systems Officer, the Chief Financial and Administrative Officer, the Chief Public Affairs and Legal Officer, the Treasurer or the Controller of the Company, or any other party designated in writing by any such officer of the Company, shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be promptly confirmed in writing).

7.	You shall advise the Company with respect to any Old Notes received subsequent to the Expiration Date and accept its instructions with respect to disposition of such Old Notes.

8.	You shall accept tenders:

(a)	in cases where the Old Notes are registered in two or more names only if signed by all named holders;

(b)	in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

(c)	from persons other than the registered holder of Old Notes, provided that customary transfer requirements, including payment of any applicable transfer taxes, if any, are fulfilled.

9.	You shall accept partial tenders of Old Notes (in the integral multiples set out in Section 10 below) where so indicated and as permitted in the Letter of Transmittal and deliver certificates for Old Notes to the registrar for split-up and return any untendered Old Notes to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer.

10.

Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice, if given orally, to be promptly confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Old Notes properly tendered indicating the aggregate principal amount of Old Notes accepted. You, on behalf of the Company, will exchange, in accordance with the terms hereof, accepted Old Notes for New Notes and cause such Old Notes to be cancelled. Delivery of the New Notes will be made on behalf of the Company by you at the rate of $1,000 principal amount of New Notes and any integral multiple of $1,000 in excess thereof for each $1,000 principal amount of the corresponding series of Old Notes and any integral multiple of $1,000 in excess thereof tendered promptly after notice (such notice if given orally, to be promptly confirmed in writing) of acceptance of such Old Notes by the Company; provided, however, that in all cases, Old Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates for such Old Notes (or confirmation of book-entry transfer into your account at DTC), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof)

with any required signature guarantees and any other required documents, or an agent’s message in lieu thereof. You shall issue New Notes only in denominations of $1,000 and any integral multiple of $1,000 in excess thereof.

11.	The tender of Old Notes pursuant to the Exchange Offer is irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

12.	The Company shall not be required to exchange any Old Notes tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Old Notes tendered shall be given (such notice, if given orally, to be promptly confirmed in writing) by the Company to you.

13.	If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Old Notes tendered, you shall as soon as practicable after the expiration or termination of the Exchange Offer return those certificates for unaccepted Old Notes (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them.

14.	All certificates for New Notes and unaccepted Old Notes shall be forwarded by first-class mail or (in the cases of Old Notes tendered by book-entry transfer) by book-entry transfer to the DTC account specified by the holder of the Old Notes in the Letter of Transmittal (or agent’s message in lieu thereof).

15.	You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

16.	As Exchange Agent hereunder you:

(a)	shall not be liable for any action or omission to act unless the same constitutes your own gross negligence, willful misconduct or bad faith;

(b)	shall have no duties or obligations other than those specifically set forth herein or incorporated herein from the Prospectus or as may be subsequently agreed to in writing between you and the Company;

(c)	will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the Old Notes represented thereby deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

(d)	shall not be obligated to take any legal action hereunder which might in your judgment involve any expense or liability, unless you shall have been furnished with indemnity satisfactory to you;

(e)	may conclusively rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed or presented by the proper person or persons;

(f)	may act upon any tender, statement, request, document, certificate, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith reasonably believe to be genuine or to have been signed or presented by the proper person or persons;

(g)	may conclusively rely on and shall be protected in acting upon written or oral instructions from any authorized officer of the Company;

(h)	may consult with counsel of your selection with respect to any questions relating to your duties and responsibilities and the written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the advice or opinion of such counsel;

(i)	shall not advise any person tendering Old Notes pursuant to the Exchange Offer as to the merits of making such tender or as to the market value or decline or appreciation in market value of any security, including the Old Notes;

(j)	shall in no case be liable for consequential, special or indirect damages of any kind whatsoever even if advised of the possibility thereof in advance; and

(k)	shall not be liable if you are unable to perform your obligations under the terms of this Agreement because of acts of God, terrorism, strikes, equipment or transmission failure or damage reasonably beyond your control, or other causes reasonably beyond your control.

17.	You shall take such action as may from time to time be requested by the Company (and such other action as you may deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery (as described in the Prospectus), or such other forms as may be approved from time to time by the Company, to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. All other requests for information relating to the Exchange Offer shall be directed to the Company, Attention: Treasury.

18.	You are authorized to cooperate with and to furnish information to any organization (and its representatives) designated from time to time by the Company in the manner directed or authorized by the Company in connection with the Exchange Offer and any tenders thereunder.

19.	You shall advise by e-mail or facsimile transmission Sergio Bravo, the Treasurer of the Company (at facsimile number +52-81-8625-2493, or the e-mail address sbravo@alestra.com.mx), and such other person or persons as the Company may request, weekly (and daily during the five business day period immediately preceding the Expiration Date, if requested) up to and including the Expiration Date, as to the aggregate principal amount of Old Notes which have been tendered pursuant to the Exchange Offer and the items received by you pursuant to this Agreement, separately reporting and giving cumulative totals as items properly received and items improperly received. In addition, you also will inform, and cooperate in making available to, the Company or any such other person or persons upon oral request made from time to time prior to the Expiration Date of such other information as they may reasonably request. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date and each other Expiration Date, if any, the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall then prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Old Notes tendered and the amount accepted and deliver such list to the Company.

20.	Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date, and, after the expiration of the Exchange Offer, the time, of receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities. You shall dispose of unused Letters of Transmittal and other surplus materials.

21.	For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation as shall be agreed in writing between the Company and you. The provisions of this section shall survive the termination of this Agreement.

22.	You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the Prospectus and the Letter of Transmittal, except with respect to your duties, liabilities, fees and indemnification as Exchange Agent, which shall be governed by this Agreement.

23.

The Company covenants and agrees to fully indemnify and hold you harmless against any and all loss, liability, cost or expense, including reasonable attorneys’ fees and reasonable expenses, incurred without gross negligence, willful misconduct or bad faith on your part, arising out of or in connection with your appointment as Exchange Agent and the performance of your duties hereunder, including, without limitation, any act, omission, delay or refusal made by you in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Old Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Notes. In each case, the Company shall be notified by you, by letter or facsimile transmission, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or shall have been served with a summons in connection therewith. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not be liable for the fees and expenses of any additional counsel thereafter retained by you, so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit; provided, that the Company shall not be entitled to assume the defense of any such action if the named parties to such action include both you and the Company and representation of both parties by the same legal counsel would, in the written opinion of your counsel, be inappropriate due to actual or potential conflicting interests between you and the Company. The provisions of this section shall survive the termination of this Agreement.

24.	You shall arrange to comply with all applicable withholding and tax reporting requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service (e.g., 1099, 1099B, etc.) as directed in writing by the Company.

25.	You shall deliver or cause to be delivered in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the transfer of Old Notes to the Company, the Company’s payment in the amount of all transfer taxes so payable; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

26.	This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of laws principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

27.	This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

28.	In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

29.	This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.

30.	This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Exchange Agent with respect to the subject matter hereof.

31.	Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

If to the Company:

Alestra, S. de R.L. de C.V.

Ave. Lázaro Cárdenas No. 2321, Piso 9

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

Attn: Sergio Bravo

Fax: +52-81-8625-2493

If to the Exchange Agent:

The Bank of New York Mellon

101 Barclay Street

Floor 4 East

New York, New York 10286

Attn: International Corporate Trust

Fax: 212-815-5603

32.	Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, Sections 21 and 23 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates for Old Notes, funds or property then held by you as Exchange Agent under this Agreement.

33.	This Agreement shall be binding and effective as of the date hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

Alestra, S. de R.L. de C.V.

By:
Name:
Title:

The Bank of New York Mellon, as Exchange Agent

By:
Name:
Title: